March 5, 2010

BY FACSIMILE AND EDGAR

Ms. Anne Nguyen Parker
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Double Eagle Petroleum Co. Registration Statement on Form S-3 File No. 333-163292

Dear Ms. Parker:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Double Eagle Petroleum Co. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 p.m. Eastern Time on Wednesday, March 10, 2010, or at such later time as the Company may request by telephone to the Commission.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Anne Nguyen Parker
March 5, 2010

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has questions regarding this request, please contact Melissa Mong at (303) 894-6131 at the law firm of Patton Boggs, LLP.

Very truly yours,

/s/ Kurtis Hooley

Kurtis Hooley
Chief Financial Officer